FOR IMMEDIATE RELEASE: August 24, 2009	PR09-18

Atna Receives Approval for Development of Reward Gold Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce  that the US Bureau of Land Management has signed the Record of Decision and Finding of No Significant Impact to approve development of the Reward Gold Project located near Beatty, Nevada.

“This decision is a major milestone and a positive outcome for the development of Reward. We look forward to breaking ground on the project and have initiated discussions with various groups to arrange project financing for construction,” states James Hesketh, President & CEO.

The Reward operation is expected to produce approximately 126,000 ounces of gold over a five year mine life at an estimated average cash cost of US$435 per ounce of gold produced. This production would provide an undiscounted cash flow of US$34 million at a US$850 gold price. Gold production from Reward combined with production at the existing Briggs Gold Mine should yield the Company an annual gold production rate of 70 – 90 thousand ounces annualized by 2010 year end.

Work is ongoing with state agencies to finalize reclamation bond calculations and other required permits. Major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, were previously issued by the State of Nevada.

The Company completed a positive economic feasibility study for the Reward Gold Project in March 2008. The feasibility study demonstrated an attractive return on investment from development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine will positively impact the operation. Details are contained in a technical report dated March 21, 2008, prepared by Chlumsky, Armbrust & Meyer, LLC., titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada,” which is available on SEDAR at www.sedar.com.

Proven and probable mineral reserves estimated in the feasibility study total 6.4 million tons averaging 0.024 ounce per ton containing 157,000 ounces of gold based on a gold price of US$700 per ounce, a cut-off grade of 0.01 ounce per ton and a strip ratio of 2.2 tons of waste per ton of ore. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$25.4 million. Undiscounted pre-tax net cash flow changes by US$12.5 million for each US$100 change in gold price without allowance for reserve expansion. Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately US$2.5 million and the cost for reclamation and closure bonds is estimated to be approximately US$5.1 million.  The Reward deposit remains open for expansion both along strike and down-dip.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. The gold contained in process solutions will be extracted by the carbon recovery process with the loaded carbon subsequently transported to either the Briggs Mine in Inyo County, California, or to a third party processing facility for production of doré containing gold and silver.

About Atna
Atna is a rapidly growing gold production and development company with operations focused in the western United States. Atna’s Briggs Mine in Inyo County, California, began producing gold in May 2009. Sales of approximately 1,955 ounces of gold ensued in the balance of the second quarter. Production at Briggs is expected to ramp up to a 40,000 ounce per year rate by year end 2009. In addition, Atna has a portfolio of advanced stage development and exploration projects, including:

•	Pinson Gold Mine in Nevada, a joint venture with Barrick Gold (70 percent) and Atna (30 percent), where Barrick is evaluating possibilities to develop the mine.
•	Columbia Gold Project in Montana, where Atna has retained Gustavson Associates of Lakewood, Colorado to complete an NI43-101 compliant resource estimate.
•	Reward Gold Project, as reported above.
•	Carried interests in eight exploration projects in North and South America.

For additional information on Atna Resources and the Reward Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to successful completion of permitting and project financing for the Reward Gold Project, production at the Briggs Mine, development of the Pinson Gold Project and completion of an NI 43-101 compliant resource study for Columbia. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com